Exhibit 12.1

TRIMBLE INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years
(In millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$229.6	$159.1	$133.9	$253.6	$232.2
Distributed income of equity investees	18.1	17.6	20.0	32.2	7.7
Fixed charges	33.4	32.1	31.3	24.5	23.5

Total earnings	$281.1	$208.8	$185.2	$310.3	$263.4

Fixed charges:
Interest expense	$27.0	$25.9	$25.1	$18.1	$17.4
Amortization of debt issuance costs	1.4	1.4	1.4	1.6	1.6
Interest component of rental expense	5.0	4.8	4.8	4.8	4.5

Total fixed charges	$33.4	$32.1	$31.3	$24.5	$23.5

Ratio of earnings to fixed charges	8.4x	6.5x	5.9x	12.7x	11.2x